UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                             (AMENDMENT NO. __)*


                           FRP Holdings, Inc.

                            (Name of Issuer)

                              Common Stock

                     (Title of Class of Securities)


                                30292L107
                             (CUSIP Number)

                            December 31, 2019

        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)


       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).
==============================================================================

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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                              Page 2 of 8
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1   NAME OF REPORTING PERSON
    CLB 1965 LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                   (b) [ ]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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                                              5  SOLE VOTING POWER
                                                 913,911
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  0
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   913,911
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    913,911
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.31%
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12  TYPE OF REPORTING PERSON
    OO
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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                              Page 3 of 8
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1   NAME OF REPORTING PERSON
    Cynthia P. Ogden
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                   (b) [ ]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
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                                             5  SOLE VOTING POWER
                                                 913,911
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  0
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   913,911
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    913,911
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.31%
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12  TYPE OF REPORTING PERSON
    IN
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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                              Page 4 of 8
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PRELIMINARY STATEMENT:

The shares reported on this Schedule 13G were previously reported on the
Schedule 13G filed February 14, 2019 by Cynthia P. Ogden, as trustee FBO Sarah B. Porter U/A Cynthia L. Baker Trust Dated 4/30/1965 ("SBP Trust"). Following the death of Sarah B. Porter on January 25, 2018, the shares of the Issuer's common stock that were previously held by the SBP Trust were transferred to CLB 1965 LLC in connection with the administration of Ms. Porter's estate. Cynthia P. Ogden serves as the sole manager of CLB 1965 LLC.

Item 1.

          (a)  The name of the Issuer is FRP Holdings, Inc.

          (b) The Issuer's principal executive offices are located at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

Item 2.

          (a)  This Schedule 13G is filed jointly by CLB 1965 LLC and Cynthia
P. Ogden, the sole manager of CLB 1965 LLC (together, the "Reporting Persons").

          (b) The principal executive office of the Reporting Persons is located at 1165 5th Avenue, #10-D, New York, NY 10029.

          (c) CLB 1965 LLC is organized under the laws of the State of Delaware. Cynthia P. Ogden is a citizen of the State of New York.

          (d) This Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.

          (e)  The CUSIP number of the common stock is 30292L107.

Item 3.

          Not applicable

Item 4. Ownership

          (a)  Amount beneficially owned:

               1)  CLB 1965 LLC:                   913,911

               2)  Cynthia P. Ogden:               913,911

                              Total:               913,911

          (b)  Percent of class:

               1)  CLB 1965 LLC:                     9.31%

               2)  Cynthia P. Ogden:                 9.31%

                              Total:                 9.31%
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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                              Page 5 of 8
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          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                    1)  CLB 1965 LLC:              913,911

                    2)  Cynthia P. Ogden:          913,911

                              Total:               913,911

              (ii)  Shared power to vote or to direct the vote:

                    1)  CLB 1965 LLC:                    0

                    2)  Cynthia P. Ogden:                0

                              Total:                     0

             (iii)  Sole power to dispose or to direct the disposition of:

                    1)  CLB 1965 LLC:              913,911

                    2)  Cynthia P. Ogden:          913,911

                              Total:               913,911

              (iv)  Shared power to dispose or to direct the disposition of:

                    1)  CLB 1965 LLC:                    0

                    2)  Cynthia P. Ogden:                0

                              Total:                     0

          Cynthia P. Ogden has sole voting and dispositive power with respect to the 913,911 shares of the Issuer's common stock held by the CLB 1965 LLC, as its sole manager. Ms. Ogden's beneficial ownership includes the 913,911 shares of the Issuer's common stock held by CLB 1965 LLC.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                              Page 6 of 8
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Item 7.   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

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                               SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 14, 2020.

                                     CLB 1965 LLC


                                     /s/ Cynthia P. Ogden, as Manager
                                     ---------------------------------
                                     Cynthia P. Ogden, its Manager


                                     /s/ Cynthia P. Ogden
                                     ---------------------------------
                                     Cynthia P. Ogden


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                               EXHIBIT INDEX

Exhibit No.

99.1	Joint Voting Agreement dated February 14, 2020.



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